UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*

                              MEREDITH CORPORATION
                                (Name of Issuer)

                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                                   589433 20 0
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13G


CUSIP No.  589433 20 0                                               Page 2 of 4
___________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     E. T. Meredith III
     480 38 4331
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
___________________________________________________________________________
                     5   SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          5,239,774
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             92,412

    PERSON           7   SOLE DISPOSITIVE POWER
     WITH
                        5,239,774
                     8   SHARED DISPOSITIVE POWER

                         92,412
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,332,186
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                                / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     44.5%
12   TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 589433 20 1                                                Page 3 of 4


Item 1(a)   Name of Issuer:  Meredith Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1716 Locust Street
            Des Moines, Iowa 50309

Item 2(a)   Name of Person Filing:  Edwin T. Meredith III

Item 2(b)   Address of Principal Business Office:

            1716 Locust Street
            Des Moines, Iowa 50309

Item 2(c) Citizenship: The person filing this statement is a citizen of the United States.

Item 2(d)   Title of Class of Securities:  CLASS B COMMON STOCK

Item 2(e)   CUSIP Number:  589433 20 1

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable

Item 4.     Ownership:  Edwin T. Meredith III

    (a)     Amount Beneficially Owned as of 12/31/97:   5,332,186 (1)

    (b)     Percent of Class:  44.5%

    (c)     Number of shares as to which such person has:

    (i) sole power to vote or to direct the vote....... 5,239,774 (1)

   (ii) shared power to vote or to direct the vote.....    92,412 (1)

  (iii) sole power to dispose or to direct the
        disposition of................................. 5,239,774 (1)

   (iv) shared power to dispose or to direct the
        disposition of.................................    92,412 (1)
________________
(1) Mr. Meredith disclaims that he is the beneficial owner for any other purpose of all shares of which he would not, except for Rule 13d-3, be deemed to be the beneficial owner.



CUSIP NO. 589433 20 1                                                Page 4 of 4


Item 5.     Ownership of Five Percent or Less of a Class.  Not Applicable

Item 6. Ownership of More than Five Percent on behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

Item 8.     Identification and Classification of Members of the Group.  Not
            Applicable

Item 9.     Notice of Dissolution of Group.  Not Applicable

Item 10.    Certification.  Not Applicable


                            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated:  February 13, 1998



                                    /s/ Edwin T. Meredith III
                                    Edwin T. Meredith III